215 Apolena Avenue

Newport Beach, California 92662

Email: CassidyLaw@aol.com

Telephone: 949/673-4510

Fax: 949/673-4525

November 15, 2016

Pamela Long

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fuda Group (USA) Corporation

Amendment #9 to Registration Statement on Form S-1

File No. 333-208078

Dear Ms. Long:

Attached for filing with the Securities and Exchange Commission is Amendment No. 9 to the Fuda Group (USA) Corporation registration statement on Form S-1.

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated November 9, 2016 (the "Comment Letter"). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Registration Statement.

The page referenced page numbers below refer to the pages appearing on the redlined copy.

General

1.	Please update your financial statements for the quarter ended September 30, 2016 as required in Article 3-12 of Regulation S-X.

The financial statements have been updated for the quarter ended September 30, 2016. The corresponding MD&A section has been updated beginning on page 72 of the prospectus. The dilution section has also been updated starting on page 37 of the prospectus.

Risk Factors

2.	We note your disclosure on page 69 where you state that land debts are treated as accounts payable and classified as current liabilities as there were no payment terms or maturity date. Please revise to include a risk factor that the Company has or may continue to enter into contracts with vague or no material terms that could result in disputes for which the Company may include legal or other costs to resolve.

The noted risk factor has been added and appears on page 18 of the prospectus.

Management’s Discussion and Analysis

Liquidity and Capital Resources at December 31, 2015 and 2014

3.	We note your response to our prior comment 3 and your revised disclosures. Your disclosure on page 69 states that when you purchased the land from Fuda Investment and Winner International that the purchase price was based on appraised value. Please revise your disclosure to indicate whether this appraisal was a current appraisal and performed by an independent third-party.

The requested disclosure has been added and appears on page 69, 72, F-17 and F-39 of the prospectus.

Barter Trade Exchange

4.	In your response to prior comment 4 you stated that the land agreement did not contain any conditional terms. Per review of your land contract, we note Article 3 states that the Company is required to manage, nurture, harvest and develop the woodlands in accordance to the guidelines of the Forestry Department. This provision appears to be an obligation to the Company. Please revise disclosure to define the contracting period referenced in the contract, disclose this term of the agreement and the financial and operational obligation to this provision creates for the Company.

The disclosure has been revised as noted and appears on pages F-17 and F-39 of the prospectus.

Sincerely,

/s/ Lee W. Cassidy

Lee W. Cassidy